SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

TARO PHARMACEUTICAL INDUSTRIES LTD.

(Name of Subject Company (Issuer))

TARO PHARMACEUTICAL INDUSTRIES LTD. (ISSUER)

(Names of Filing Persons (Issuer and Offeror))

ORDINARY SHARES, NOMINAL (PAR) VALUE NIS 0.0001 PER SHARE

(Title of Class of Securities)

M8737E108

(CUSIP Number of Class of Securities)

Mariano Balaguer

Chief Financial Officer

Taro Pharmaceutical Industries Ltd.

c/o Taro Pharmaceuticals U.S.A., Inc.

3 Skyline Drive

Hawthorne, NY 10532

Tel: (914) 345-9000

Fax: (914) 345-6169

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Richard B. Alsop, Esq.

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022

(212) 848-4000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$225,000,000	$29,205

(1)

Estimated solely for purposes of calculating the filing fee. This amount is based upon the offer to purchase for up to $225 million in value of ordinary shares of Taro Pharmaceutical Industries Ltd. at a price not greater than $92.00 per share nor less than $80.00 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $129.80 per million of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $29,205	Filing Party: Taro Pharmaceutical Industries Ltd.
Form or Registration No.: Schedule TO	Date Filed: November 15, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2019 as amended and supplemented by Amendment No. 1 filed with the SEC on December 3, 2019 (as amended, the “Schedule TO”) relating to the offer by Taro Pharmaceutical Industries Ltd., a company incorporated under the laws of the State of Israel (the “Company”), to purchase up to $225 million in value of its ordinary shares, nominal (par) value NIS 0.0001 per share, at a price not greater than $92.00 per share nor less than $80.00 per share, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 15, 2019, as amended, and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the related Letter of Transmittal remains unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11(c) of the Schedule TO is hereby amended and supplemented by adding the following:

On December 17, 2019, the Company issued a press release announcing the preliminary results of the Offer, which expired at 5:00 p.m., New York City time, on Monday, December 16, 2019. A copy of the press release is filed as Exhibit (a)(1)(I) to the Schedule TO and is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(I)	Press Release dated December 17, 2019

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2019

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Uday Baldota
	Name:	Uday Baldota
	Title:	Chief Executive Officer and Director

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated November 15, 2019.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Declaration of Status for Israeli Income Tax Purposes.*

(a)(1)(G)	Press Release dated November 15, 2019.*

(a)(1)(H)	Summary Advertisement dated November 15, 2019.*

(a)(1)(I)	Press Release dated December 17, 2019.**

(a)(5)(A)	Annual Report on Form 20-F for the fiscal year ended March 31, 2019 filed with the SEC on June 20, 2019 (incorporated by reference to such filing).*

(a)(5)(B)	Report on 6-K furnished to the SEC on August 8, 2019 (incorporated by reference to such filing).*

(a)(5)(C)	Report on 6-K furnished to the SEC on November 4, 2019 (incorporated by reference to such filing).*

(b)	Not Applicable.

(d)(1)	Taro Pharmaceutical Industries 1999 Stock Incentive Plan (incorporated herein by reference to the Company’s Registration Statement on Form S-8 filed on August 24, 2001 (File No. 333-13840)).*

(d)(2)	Amendment No. 1 to Taro Pharmaceutical Industries 1999 Stock Incentive Plan (incorporated herein by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 filed on March 20, 2007 (File No. 000-22286)).*

(d)(3)	Amendment No. 2 to Taro Pharmaceutical Industries 1999 Stock Incentive Plan (incorporated herein by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 filed on March 20, 2007 (File No. 000-22286)).*

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.
**	Filed herewith.